Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-209870) and related Prospectus of Phillips 66 Partners LP for the registration of $250,000,000 of its common units and to the incorporation by reference therein of our report dated May 2, 2016, with respect to the consolidated financial statements of Phillips 66 Partners LP included in its Current Report on Form 8-K dated May 2, 2016 and our report dated February 12, 2016, with respect to the effectiveness of internal control over financial reporting of Phillips 66 Partners LP, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

May 10, 2016